August 12, 2005

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20002

Re:	Commission Letter of July 27, 2005 to Pinnacle Data Systems, Inc.

Dear Ms. Collins:

The following are our responses to the numbered questions of your reference letter, which is attached:

1) The operating systems in our products are incidental to the value of the products or services we provide. Some of our customers install their own operating system on our products after they receive them. Others supply us with their operating system for us to install on the hardware they have or are purchasing. In other cases, we purchase a mother board to include in a product that has the board manufacturer’s operating system loaded onto the board, with no itemization of a price of the software by our supplier. Other customers use free firmware operating systems. Therefore, per paragraph 2 of SOP 97-2, we do not record revenue separately for software incidental to our products and services.

2) We do not believe that ETIF 00-21 or SOP 97-2 are applicable to our operations because all distinguishable customer deliverables are separately billed. In situations in which a given customer purchases multiple deliverables, pricing and other terms are typically negotiated at different points in the life cycle of the customer’s end product. For example, a price for a custom-designed computer system or circuit board would be negotiated prior to production. A subsequent post-warranty period repair price would likely be negotiated upon the end of the warranty period of the initial production units. As another example, a large repair customer negotiated prices for repairs of a list of circuit boards. Some years later, a separate program was negotiated for inventory warehousing and logistics management, with pricing unrelated to the existing repair pricing.

There are no instances of “bundled” pricing for multiple deliverables, which would lead to an allocation of the billing to the individual deliverables. The revenue recognition of the various types of deliverables is as described in our “Summary of Significant Accounting Policies” footnote.

3) We provide two options to our customers for shipping. The vast majority of our product customers direct us to ship our products on their own third-party shipper accounts, in which case we have neither revenue nor cost. For the minority of customers who do not designate their own account, we record the amount billed as revenue and the amounts we pay as cost of goods sold.

As our products are custom-designed and built to our customers’ specifications, we do not provide rights of return, acceptance, price protection or stock rotation. If any products fail to perform, we will repair them at our cost, but sales are not reversed or reduced after the original shipment.

Given the relatively small amounts of shipping revenue and cost relative to total revenue and cost of goods sold, and given the fact that our treatment of same is consistent with EITF 00-10, we did not believe that specific disclosure about our treatment was appropriate.

4) Our inventory management programs are billed separately from repair services. The inventory management billing is based on two factors, space square footage used in the program and personnel headcount involved in the program. The agreed amount is billed at either the beginning or the end of each month or quarter, with revenue being recognized evenly over the period(s) the services being billed are provided.

If we maintain finished goods inventory for a repair customer, we bill and recognize repair revenue when returning a repaired item to finished goods. There are agreed upon minimum and maximum stocking levels for each item that determine when repaired items can be returned to the customer’s stock inventory and can be billed. The customer’s inventory is clearly segregated from our owned inventory. For another customer, we bill and recognize revenue upon shipping repaired items back to the customer, which is determined by their daily instructions. Another customer issues monthly purchase orders with quantities for each item to be shipped back to the customer, with billing and revenue recognition occurring at time of shipment. For another repair customer, there is a negotiated flat quarterly fee that is a multiple of the number of units in service in the field for our customer’s customers. In this instance, we recognize revenue on a pro-rata monthly basis evenly over the period(s) the services being billed are provided.

5) In a “non-recurring engineering project”, a customer engages us to deliver a design of a computer system or a circuit board or a sub-component of a computer system. The design is completed to the customer’s form, fit, and/or function specifications. The work for these engagements is typically performed by our staff engineers, although we occasionally engage an outside entity to perform a portion of the work if a specific skill or knowledge is needed that our employees do not have.

In 2003, we had one project of approximately $200,000 that spanned three fiscal quarters. In 2004 and 2005 we have not had any such projects that spanned multiple periods in which a material portion of the project’s work was performed prior to total completion at the end of a fiscal period. We recognized revenue for one project in two different months, but they were in the same fiscal quarter. Consequently, no revenue has been recorded in those years in a period prior to the completion of a project. Revenue from our engineering projects represented 0.9% of our total revenue in 2004 and 0.4% in the first quarter of 2005.

We believe that the percentage of completion method is appropriate for our engineering projects because dependable estimates are readily available for both the amount of work done and their related costs. The projects are typically broken into clearly defined stages of completion with related milestones, and the engineers log their time spent on each billable project.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to discuss our filings.

Respectfully,

/s/ Michael R. Sayre

Executive Vice President and Chief Financial Officer

Enclosure